-3-16-04

04001681

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14716

RECD S.E.C. FEB 27 2004 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VeraVest Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Lincoln St
(No. and Street)

Worcester	MA	01653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery S. Rano — 508-855-3792 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery S. Rano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VeraVest Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Jeffery S. Rano

Vice President and Chief Financial Officer
Title

Notary Public

JEAN C. HELBING
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 13, 200[illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

December 31, 2003 and 2002
Table of Contents

	Page
Report of Independent Auditors	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-14
Supplementary Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	15-16
Supplementary Schedule II – Computation for Reserve Requirements For Broker Broker Dealers Under Rule 15C3-3	17-18
Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5	Appendix

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder
of VeraVest Investments, Incorporated:

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholder's equity and cash flows that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of VeraVest Investments, Incorporated at December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

VeraVest Investments, Incorporated is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Financial Condition
December 31,

	2003	2002
Assets		
Cash and cash equivalents	$ 6,828,065	$7,869,599
Cash segregated under federal and other regulations	212,333	-
Investments at market value (cost of $10,958,741 and $1,662,381)	11,150,086	1,761,783
Commission income receivable, net	1,267,824	4,198,089
Receivable for marketing fees	214,305	820,128
Accrued investment income	146,699	35,309
Deferred federal income taxes	48,693	-
Federal income tax recoverable	4,420,814	-
Capitalized software	-	727,896
Deposits with clearing brokers	55,000	65,000
	$24,343,819	$15,477,804
Liabilities		
Commissions and bonuses payable	$ 2,066,560	$7,575,345
Accounts payable and accrued expenses, including $5,908,490 and $597,568 due to affiliates	8,063,501	1,174,843
Deferred federal income taxes	-	248,931
Federal income tax payable	-	444,045
	10,130,061	9,443,164
Contingencies (Note 7)		
Stockholders' Equity		
Common stock, $10 par value; 15,000 shares authorized; 953 shares issued and outstanding	9,530	9,530
Additional paid-in capital	21,404,147	1,404,147
Retained (deficit)/earnings	(7,199,919)	4,620,963
	14,213,758	6,034,640
	$24,343,819	$15,477,804

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Income
For the Years Ended December 31,

	2003	2002
Revenues		
Commissions	$ 4,867,644	$ 8,857,578
Dealer concessions	51,152,470	23,846,953
Distribution fees	24,179,604	44,609,660
Marketing fees	10,185,474	892,677
Investment income	391,158	194,405
Realized investment losses	(249,159)	(171,912)
Unrealized investment gains	91,943	117,713
	90,619,134	78,347,074
Expenses		
Commissions and bonuses	60,916,742	66,638,966
Agency expenses	4,091,126	4,697,220
Administrative service fees charged by affiliates	40,769,593	1,838,009
Other expenses	2,962,265	133,442
	108,739,726	73,307,637
(Loss) Income before income taxes	(18,120,592)	5,039,437
Income tax (benefit) provision		
Current	(6,002,086)	1,832,303
Deferred	(297,624)	250,746
	(6,299,710)	2,083,049
Net (loss) income	$(11,820,882)	$ 2,956,388

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2001	$ 9,530	$ 1,404,147	$ 1,664,575	$ 3,078,252
Net income	-	-	2,956,388	2,956,388
Balances at December 31, 2002	9,530	1,404,147	4,620,963	6,034,640
Contribution From Parent	-	20,000,000	-	20,000,000
Net loss	-	-	**(11,820,882)**	**(11,820,882)**
Balances at December 31, 2003	**$ 9,530**	**$ 21,404,147**	**$ (7,199,919)**	**$ 14,213,758**

The accompanying notes are an integral part of these financial statements.

VeraVest Investments, Incorporated
(an indirect wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Cash Flows
For the Years Ended December 31,

	2003	2002
Cash flows from operating activities		
Net (loss) income	$ (11,820,882)	$ 2,956,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized investment losses	249,159	171,912
Net unrealized appreciation of investments	(91,943)	(117,713)
Impairment of capitalized technology	591,420	-
Impairment of deposits with clearing brokers	10,000	-
Deferred federal income taxes	(297,624)	250,746
Amortization, net	256,696	191,106
Change in accrued investment income	(111,390)	(1,629)
Change in commission income receivable	2,930,265	(1,792,598)
Change in receivable for marketing allowance	605,823	(892,677)
Change in federal income tax recoverable/payable	(4,864,859)	740,149
Change in commissions and bonuses payable	(5,508,785)	5,567,854
Change in accounts payable and accrued expenses	6,888,658	(518,360)
Net cash (used in) provided by operating activities	(11,163,462)	6,555,178
Cash flows from investing activities		
Proceeds from sale and maturities of investments	110,616,605	275,000
Purchase of investments	(120,282,344)	-
Net cash (used in) provided by investing activities	(9,665,739)	275,000
Cash flows from financing activities		
Capital contributed from parent	20,000,000	-
Net (decrease) increase in cash and cash equivalents	(829,201)	6,830,178
Cash and cash equivalents at beginning of year	7,869,599	1,039,421
Cash and cash equivalents at end of year	$ 7,040,398	$ 7,869,599
Supplemental Cash Flow Information		
Income tax net refunds/payments	$ 1,231,829	$ (662,808)

The accompanying notes are an integral part of these financial statements.

1. Organization

VeraVest Investments, Incorporated (the "Company"), a wholly-owned subsidiary of Allmerica Financial Life Insurance and Annuity Company (the "Parent", or "AFLIAC"), is a registered broker-dealer incorporated in Massachusetts for the purpose of selling variable annuities, variable life insurance, mutual funds, direct participation programs and brokerage services for debt and equity securities. Prior to December 31, 2002, the Parent was a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"), a stock life insurance company, which was a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). On December 31, 2002, AFLIAC became a direct subsidiary of AFC, as well as the immediate parent of FAFLIC.

Effective January 3, 2003, the Company changed its name from Allmerica Investments, Inc. to VeraVest Investments, Inc.

The Company was responsible for the distribution of proprietary variable annuities and variable life insurance products issued by AFLIAC and FAFLIC and third-party investments and insurance and retirement savings products to individuals. On or about September 27, 2002, AFLIAC and FAFLIC ceased issuing new variable annuity and variable life insurance products. Subsequently, the Company's registered representatives' primary focus was the distribution of non-proprietary investment and insurance products issued by certain preferred carriers. Included in the Company's results of operations in 2003 and 2002 were $10,143,726 and $30,445,593, respectively, of distribution fees and related commission expense for the processing of proprietary insurance products for AFLIAC and FAFLIC. Fees and commissions related to proprietary products in future periods will reflect renewal business only. On October 27, 2003 VeraVest ceased retail sales. See Note 3 for details.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company the have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

2. **Summary of Significant Accounting Policies (continued)**

Clearing and Settlement of Brokerage Transactions – Unit investment transactions and certain initial new client purchases of mutual funds are cleared by the Company, if applicable. All other securities transactions are cleared by National Financial Services Corporation ("NFSC"). NFSC also provides administrative services for brokerage transactions initiated by the agency field force.

Off-balance sheet risk may exist to the extent that accounts introduced to the clearing broker may result in a loss to the Company if not processed timely. At December 31, 2003, the Company was not aware of any such losses. The loss would be limited to the change in the price of the related security if it had to be liquidated.

Cash and Cash Equivalents - Cash equivalents consist of amounts due from banks and investments in money market mutual funds. These investments are carried at market value.

Investments - Investments consist of U.S. Treasury securities and corporate bonds. Investments are carried at market value as determined by quoted market prices. Gains (losses) on investments in the Statements of Income include realized gains and losses and unrealized appreciation and depreciation on investments accounted for on the trade date.

Capitalized Software – In accordance with the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"), the Company is required to capitalize certain costs incurred in developing internal-use computer software. Amortization is provided for using the straight-line method over the estimated useful lives of the related assets, which generally range from 3 to 5 years. During 2003, the Company recognized $136,476 of amortization related to these costs. In September 2003, the Company impaired the remaining asset balance of $591,420 resulting from the decision to cease retail sales. During 2002, the Company recognized $181,968 of amortization related to these costs.

Revenue Recognition – Commissions, dealer concessions and distribution fees earned (and related expenses) from the distribution and sales of mutual fund shares and other securities are recorded on a trade date basis. Marketing fees, which are based on a percentage of sales, are recorded when earned. Dividend and interest income is recorded on an accrual basis.

Intercompany Cost Arrangements - The Company has agreements under which FAFLIC and affiliates provide management, facilities and other administrative services. Reimbursement for such services is based on costs incurred by FAFLIC and affiliates. The amounts are reflected in the Statements of Income as administrative service fees charged by affiliates.

2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes – The Company is included in the consolidated federal income tax return of AFC. Under the written tax-sharing agreement, federal income taxes are calculated as if the Company had filed its return on a separate company basis, to the extent the Company generates pre-tax income. For periods in which pre-tax losses are incurred by the Company and are utilized by the consolidated group, the Company will reflect related tax benefits as current recoverables. Any losses not utilized by the consolidated group are recognized as deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("Statement No. 109"). Statement No. 109 requires an asset and liability approach in accounting for income taxes. Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and income tax purposes.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Related Parties

Administrative service fees charged by affiliates consist of the following for the years ended December 31:

	2003	2002
Compensation and benefits	$ 26,257,207	$ 946,911
Marketing	1,040,416	458,346
Computer processing	1,964,358	275,256
Travel	1,509,181	81,983
Rent	5,860,232	37,441
Supplies	723,337	20,372
Printing	370,688	4,683
Agency field expenses	631,860	-
Other	2,412,314	13,017
	$ 40,769,593	$ 1,838,009

In 2002, the Company entered into an arrangement with an affiliate whereby the Company would process certain variable product transactions for a nominal administrative fee. Total revenue of, $250,006 and $480,225 for 2003 and 2002 respectively, related to these transactions is reflected in the Statements of Income "Distribution fees" caption, while the related expenses of $237,505 and $456,214 for 2003 and 2002 respectively is reflected as part of the "marketing" costs noted above. In 2003, the Company entered into an arrangement with certain affiliates whereby the Company would receive a commission for additional contributions to proprietary products. This commission totaled $1,636,020. This agreement was terminated in October 2003 when the Company ceased retail sales, as discussed below.

Beginning in June 2003, certain distribution costs, previously retained by AFLIAC were allocated to the Company. Largely, as a result of this reallocation, the Company received capital contributions totaling $20,000,000.

On October 27, 2003, the Company ceased retail sales of non-proprietary products. In the fourth quarter of 2003, FAFLIC, an affiliate of the Company, incurred a pre-tax charge of $21.9 million for severance and other expenses related to exiting the broker-dealer business. FAFLIC has elected to retain all costs related to this restructuring.

4. Investments

The Company accounts for its investments in fixed maturities, all of which are classified as trading, in accordance with Statement No. 115.

The amortized cost and fair value by maturity periods for trading fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to put or sell the obligations back to the issuers.

	For the Year Ended December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury securities:				
Due after one years through five years	$ 5,029,721	$ -	$ 35,098	$ 4,994,623
Due after five years through ten years	4,521,080	21,616	14,815	4,527,881
Corporate bonds:				
Due in one year or less	508,050	11,280	-	519,330
Due after five years through ten years	899,890	208,362	-	1,108,252
	$ 10,958,741	$ 241,258	$ 49,913	$ 11,150,086

4. Investments (continued)

	For the Year Ended December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Treasury securities:				
Due after five years through ten years	$ 246,214	$ 28,140	$ -	$ 274,688
Corporate bonds:				
Due after one year through five years	1,049,452	50,265	-	1,099,717
Due after five years through ten years	366,381	24,558	3,561	387,378
	$ 1,662,381	$ 102,963	$ 3,561	$ 1,761,783

The following table provides information about the Company's fixed maturities that have been continuously in an unrealized loss position at December 31, 2003 and 2002:

For The Years Ended December 31,	2003		2002	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Investment grade fixed maturities :				
0-6 months	$ 26,183	$ 8,529,301	$ -	$ -
7-12 months	23,730	724,688	-	-
Total investment grade fixed maturities	49,913	9,253,989	-	-
Below investment grade fixed maturities [1]:				
7-12 months	-	-	3,561	113,750
Total below investment grade fixed maturities	-	-	3,561	113,750
Total fixed maturities	$ 49,913	$ 9,253,989	$ 3,561	$ 113,750

[1] At December 31, 2003 and 2002, all below investment grade securities with an unrealized loss had been rated by Standard & Poor's or Moody's.

4. Investments (continued)

The investment grade fixed maturities with gross unrealized losses are obligations of the U.S. Treasury and U.S. Government and agency securities. The Company views the gross unrealized losses of fixed maturities as being temporary as it is the Company's assessment that these securities will recover in the near-term. Furthermore, as of December 31, 2003, the Company had the intent and ability to retain such investments for a period of time sufficient to allow for this anticipated recovery in fair value.

The Company employs a systematic methodology to evaluate declines in fair values below amortized cost for all investments. The methodology utilizes a quantitative and qualitative process ensuring that available evidence concerning the declines in fair value below amortized cost is evaluated in a disciplined manner. In determining whether a decline in fair value below amortized cost is other-than-temporary, the Company evaluates the length of time and the extent to which the fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the issuer's credit and financial strength ratings; the issuer's financial performance, including earnings trends, dividend payments, and asset quality; any specific events which may influence the operations of the issuer; general market conditions; and, the financial condition and prospects of the issuer's market and industry.

At December 31, 2003, the Company had investments with U.S. Treasury with a fair value of $7,004,609 and Federal Home Loan Bank with a fair value of $1,793,207 which exceeded 10% of stockholders' equity. At December 31, 2002, the Company had no concentration of investments in a single investee exceeding 10% of stockholder's equity.

The components of interest income are as follows:

	For the Years Ended December 31, 2003	For the Years Ended December 31, 2002
Fixed maturities	$ 283,112	$ 126,535
Short-term	108,046	67,870
	$ 391,158	$ 194,405

The Company had net realized losses of $249,159 and $171,912 in 2003 and 2002, respectively. During 2003, proceeds from voluntary sales of fixed maturities were $12,416,605 upon which the Company had realized gains of $5,286 and realized losses of $254,445. During 2002, proceeds from voluntary sales of fixed maturities were $25,000 upon which there were no realized gains or realized losses. The Company recognized losses of $171,912 from impaired securities during 2002. There were no impairments in 2003.

5. Income taxes

Provisions for income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the income tax expense is shown below:

	For the Years Ended December 31,	
Federal:	2003	2002
Current	$(6,096,688)	$ 1,402,957
Deferred	(297,624)	250,746
	(6,394,312)	1,653,703
State:		
Current	94,602	429,346
	$(6,299,710)	$ 2,083,049

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income primarily due to state income taxes.

The provision for deferred federal income tax results from temporary differences in the recognition of assets and liabilities for tax and financial statement purposes.

The deferred income tax asset of $48,693 at December 31, 2003 primarily represents the tax effect of capital losses not currently recognized for tax, while the deferred income tax liability of $248,931 at December 31, 2002 primarily relates to the tax effect of temporary differences related to capitalized software costs.

Net refunds of $1,231,829 were received in 2003 from AFC for federal income taxes. During 2002, the Company paid $662,808 to AFC for federal income taxes. During 2003, net payments of $561,406 were made to AFC related to Massachusetts state income taxes. During 2002, the company did not settle any intercompany payments with its parent, AFC, related to Massachusetts state income taxes. At December 31, 2003 there was no payable to AFC for Massachusetts state income taxes. At December 31, 2002, there was a payable to AFC for Massachusetts state income taxes of $507,163.

6. Net Capital Requirements

The Company operates pursuant to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $9,225,324, which was $8,549,986 in excess of its required net capital of $675,337. The Company's ratio of aggregate indebtedness to net capital ratio was 1.10 to 1.00.

The Company operates pursuant to Securities and Exchange Commission Customer Protection Rule (15C3-3), which requires free credit balances of customers be segregated from the operating accounts of the broker dealer in a separate reserve bank account for the benefit of customers only.

7. Contingencies

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill the obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In November 2003, the Company, along with approximately 450 other broker-dealer firms, was directed by the National Association of Securities Dealers, Inc. ("NASD"), to advise each of its customers who purchased Class A mutual fund shares through VeraVest from January 1, 1999 through November 3, 2003 that an NASD industry-wide survey indicated that customers did not uniformly receive eligible breakpoint discounts and that as a result, the customer may be entitled to a refund. The Company intend to comply and pay any refunds which may be due. In connection with this, in 2003, the Company incurred a $2.1 million expense to establish a contingent liability, $1.1 million of which represents our estimate of the potential liability for refunds and $1.0 million relates to the incremental costs associated with structuring an operational unit to handle the research and response to claims submitted.

Supplementary Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Stockholder's equity at December 31, 2002 per statement of financial condition	$14,213,758
Nonallowable assets:	
Federal income tax recoverable	(4,420,814)
Deferred income tax asset	(48,693)
Net capital before haircuts	9,744,251
Haircuts on investment securities, computed, where applicable, pursuant to Rule 15c 3-1(c)	(512,786)
Undue concentration on investment securities, computed, where applicable, pursuant to Rule 15c 3-1(c)	(6,141)
Net capital	$9,225,324

Computation of Basic Net Capital Requirement

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $10,130,061)	$ 675,337
2.	Minimum net capital requirement of Company	$ 250,000
3.	Net capital requirement (greater of 1 or 2 above)	$ 675,337
4.	Excess net capital ($9,225,324 - $675,337)	$ 8,549,987
5.	Excess net capital at 1,000%	$ 8,212,318
6.	Ratio of aggregate indebtedness to net capital	1.10 to 1.00

Computation of Aggregate Indebtedness

Total liabilities per statement of financial condition	$10,130,061
Adjustments, net	-
Aggregate indebtedness	$10,130,061

Supplementary Schedule I (continued)
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2003)

There are no material differences between the unaudited FOCUS Report filed by the Company and these financial statements.

Supplementary Schedule II
Computation for Reserve Requirements for Broker Dealers Under Rule 15c3-3

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days old	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Other	1,018,333
Total Credit Balances	$1,018,333

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Other	-
Gross debits	-

Supplementary Schedule II (continued)
Computation for Reserve Requirements for Broker-Dealers under Rule 15c3-3

Less 3% charge	-
Total Debit Balances	$ -

Reserve Computation

Excess of total debits over total credits	$ -
Excess of total credits over total debits	1,018,333
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	-
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	212,333
Amount on deposit	806,000
New Amount in Reserve Bank Account after adding deposit	$1,018,333
Date of Deposit	01/22/2004

The above calculation does not differ materially from the Company's calculation reported in Part II of the Company's unaudited FOCUS Report at December 31, 2003, as amended on February 25, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
VeraVest Investments, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of VeraVest Investments, Incorporated (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of

internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004